SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
             TEL 212 930 9700 FAX 212 930 9725 EMAIL: INFO@SRFF.COM



                                          November 4, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Mr. Brian Cascio
      Mr. Gary Todd
      Mr. Patrick Enunwaonye

          Re:  Advanced Optics Electronics, Inc.
               Form 10-KSB for the fiscal year ended December 31, 2004 Filed April 04,2005
               Form 10-QSB for the quarter ended March 31, 2005
               Form 10-QSB for the quarter ended June 30, 2005
               File No. 000-24511

Ladies and Gentlemen:

      We are special counsel to Advanced Optics Electronics, Inc., a Nevada corporation (the "Company"). This letter responds to your letter dated August 18, 2005, relating to comments of the Staff in connection with the above-referenced submission.

      The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter.


FORM 10-KSB FOR THE YEAR DECEMBER 31, 2004

General
-------

    1.  File the amended Form 10-KSB referred to in your cover letter.

    Response: The Form 10-KSB/A has been filed.
    ---------

Results of Continuing Operations
--------------------------------

Operating Expenses, page 19
---------------------------

Securities and Exchange Commission
October 26, 2005
Page 2 of 6


    2. We refer to your response to comment 6. Please provide us schedules of the underlying calculations of the gains and losses on the debenture conversions. Provide explanation about how you determined the amounts presented on those schedules. Show us how you measured the fair value of the stock issued in satisfaction of the notes. If you used other than the quoted market price of the shares on the conversion dates explain why your method conforms to GAAP.

    Response:  The last  paragraph  of Footnote 9 has been  expanded as follows:
    ---------

During the year ended December 31, 2004 in accordance with the applicable convertible debentures agreement, the Company issued 103,000,000 shares of common stock at a conversion price of approximately $0.0109 in connection with the conversion of notes payable of $505,060, including $166,240 of accrued interest, and recorded a loss on settlement of debt of $620,730. Other conversions produced net losses of $250, for a total of $620,980. A balance of $102,977 is being carried for this debenture on the Company's financial records as of December 31. 2004.

During the year ended December 31, 2003, in accordance with the applicable convertible note payable agreement, the Company issued 320,830,452 shares of common stock at conversion prices of approximately $0.0021 in connection with the conversion of notes payable. These shares were issued to three debenture holders for a total value of $658,393 including accrued interest of $67,000. At the end of 2003 the Company repaid and retired two debentures for approximately $255,811 in cash; this was accounted for as approximately $210,000 in principal and accrued interest of approximately $45,000. The balance of these two debentures on the Company's financial records was more than the repayment amount, resulting in a gain on retirement of debentures of $40,171. Other such retirements created net gains of $24,721, for a total of $64,892 for the year.

The following table summarizes these transactions:

                                                    2003             2004
                                                    ----             ----

Shares issued to retire debentures             320,830,452      103,000,000

Approximate value per share                       $ 0.0021          $0.0109
                                                  --------          -------

Total value of shares issued                       658,393        1,125,790

Cash payments rendered                             255,811

Carrying value of debt retired                     954,375          505,060
                                                   -------          -------

Gain (loss) on retirement of debt                 $ 40,171        $(620,730)
                                                  ========       ==========

Securities and Exchange Commission
October 26, 2005
Page 3 of 6


    Form 10-Q as of June 30, 2005
    -----------------------------

Statements of Cash Flows, page F-4
----------------------------------

    3. Disclosure on page F-9 indicates that you transferred to consultants approximately 14.5 million shares of GenoMed stock with a fair value of $390,366. Tell us why the operating section of the cash flow statement does not present a non-cash charge for the fair value of the shares transferred. Either revise or explain why your presentation is appropriate under SFAS 95.

    Response:
    ---------

We have revised the detail relating to the shares of GenoMed stock that were issued for services: 4,571,000 shares were transferred to consultants for services at a value of $290,839. The operating section of the revised cash flow statement ( See Exhibit A) presents a non-cash charge for the fair market value of $290,839.

An additional 9,900,000 shares of GenoMed were allocated as reserve for services at a value of $693,000. In the third quarter, those 9,900,000 shares were restored to the investment inventory. Anticipating the reversal of this transaction, we charged other comprehensive income so as not to distort operating results.

We believe that this presentation conforms to SFAS 95.

The following is the proposed changes to Footnote 1, under the Marketable Securities section, to clarify this issue:

     Available-for-sale securities consist of securities in GenoMed and are carried at fair value with the unrealized gain or loss, net of tax, reported in accumulated other comprehensive income. The fair value of marketable securities was determined based on available market price information on the dates of transactions. During the six months ended June 30, 2005, the Company transferred 4,571,000 shares valued at $290,839 to consultants in exchange for services. An additional 9,900,000 shares of GenoMed were allocated as reserve for services at a value of $693,000.

    4. As a related matter, confirm that the $293,347 identified as "Investment in GenoMed" is an actual cash sale. If these shares were not sold for cash, either appropriately revise the cash flow statement or explain why the existing presentation is appropriate under SFAS 95.

    Response:
    --------

The Statement of Cash Flows has been revised. See response to Comment 3 and Exhibit A.

Securities and Exchange Commission
October 26, 2005
Page 4 of 6


    5. Provide us roll-forwards from December 31, 2004 to June 30, 2005 of the number of GenoMed shares and the fair value of those shares. Present transactions and changes in fair value in gross amounts by quarter.

    Response:
    ---------

    See Roll-Forward below.

                        ADVANCED OPTICS ELECTRONICS, INC.
                            Genomed Stock Rollforward
                                    6/30/2005

                                                Shares               Amount
                                           ---------------      ---------------

Beginning balance, 12/31/04                   33,364,230         $    900,000
1/31 mark to market                                                    (9,096)
1/31 purchase                                     95,000                6,259
2/28 purchase                                     49,000                4,456
2/28 sale                                       (190,000)             (13,523)
3/31 purchase                                     87,000                8,055
3/31 mark to market                                                   994,847
3/31 consulting fees                            (571,409)             (15,411)
                                           ---------------      ---------------
Balance 3/31/05                               32,833,821            1,875,587
                                           ---------------      ---------------

4/30 purchase                                     11,000                1,017
5/31 sale                                        (81,098)              (5,148)
4/30 adjust to statement balance                                          189
6/30 reclassify balance from
       marketable securities                     529,098               59,462
6/30 consulting fees                          (4,000,000)            (275,428)
6/30 mark to market                                                   394,818
6/30 reserved for operating expense,
       other comprehensive income *           (9,900,000)            (693,000)

                                           ---------------      ---------------

Balance 6/30/05                               19,392,821         $  1,357,497
                                           ===============      ===============

                                                       -                    -

* Reserved shares were not issued in 2nd qtr. We had not returned said shares to registrar at 6/30. Consequently, we could not verify that the shares had not been issued. This amount will reverse in 3rd qtr. In order to not significantly distort operating expense in two periods, we elected to put this on the balance sheet, in other comprehensive income.

Securities and Exchange Commission
October 26, 2005
Page 5 of 6


    Note 8, Stockholders' Equity, page F-15
    ---------------------------------------

    6. You disclose that during the six months ended June 30, 2005 you issued 21 million shares for debentures. Show us how you measured the $21,000 fair value assigned to those shares. If you used other than the quoted market price of the shares on the conversion dates, explain why your method conforms to GAAP.

    Response:
    ---------

The footnote disclosure of $21,000 is incorrect; it is only the par value of the transaction. The correct amount is $31,122, which includes $10,122 of APIC. This was correctly recorded in the financials, and footnote 8 has been revised to show the correct amount. This was calculated by formula prescribed in the original agreement at the issuance of the debentures, as follows:

    The Conversion Price per share shall be the lesser of (i) seventy-five (75%) of the average of the three lowest closing bid prices for the Common Stock on the NASD OTC Bulletin Board, NASDAQ SmallCap Market, NASDAQ National Market System, American Stock Exchange, or New York Stock Exchange (whichever of the foregoing is at the time the principal trading exchange or market for the Common Stock, the "Principal Market"), or such other principal market or exchange where the Common Stock is listed or traded, during the thirty (30) trading days prior to buy not including the issue date of the Note ("Maximum Base Price"); and (ii) eighty percent (80%) percent of the average of the three lowest closing bid prices for the Common Stock on the Principal Market, or on any securities exchange or other securities market on which the Common Stock is then being listed or traded, during the ninety (90) trading days immediately prior to but not including the Conversion Date.

The issuance of 21,000,000 shares was based on a conversion rate of $.001482 for a total dollar amount of $31,122. This was acceptable to both parties and is consistent with valuation and disclosure of other similar transactions in prior periods.

ITEM 3, CONTROLS AND PROCEDURES, PAGE 10

    7. You disclose that your controls and procedures are of limited effectiveness. Under Item 307 to Regulation S-B you should express a clear and unequivocal opinion about the effectiveness of disclosure controls and procedures. That is, you may state that disclosure controls and procedures are effective or you may state that disclosure controls and procedures are not effective. If you conclude that such controls and procedures are not effective you should also provide appropriate explanation.

    Response: The following is the new beginning of Item 3.
    ---------

Securities and Exchange Commission
October 26, 2005
Page 6 of 6



                         ITEM 3. CONTROLS AND PROCEDURES

EVALUATION OF CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report, June 30, 2005). Based upon that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective.

    8. We see that the Chief Executive Officer and Chief Financial Officer evaluated disclosure controls and procedures as of a date within 90 days before the filing date of the quarterly report. Amend to disclosure
        management's   conclusion  regarding  the  effectiveness  of  disclosure
        controls and procedures as of the end of the period covered by the quarterly report. Refer to Item 307 of Regulation S-B and Part II.F of "Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports" (Release No. 33-8238).

    Response: See response to Comment #7.
    ---------


                                  *************

      We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

                                           Very truly yours,

                                           /s/ THOMAS A. ROSE
                                           ------------------
                                           Thomas A. Rose

cc: Mr. John Cousins,
    Chief Financial Officer

EXHIBIT A

--------------------------------------------------------------------------------
                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
    FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004 AND FOR THE PERIOD
               FROM MAY 22, 1996 (INCEPTION) THROUGH JUNE 30, 2005
                                   (Unaudited)
--------------------------------------------------------------------------------

                                                                                                                     May 22, 1996
                                                                                                                      (Inception)
                                                                                                                        Through
                                                                       Original        Updated                          June 30,
                                                                         2005            2005            2004            2005
                                                                     ------------    ------------    ------------    ------------
Cash flows from operating activities:
     Net loss                                                        $ (1,405,281)   $ (1,405,281)   $ (2,038,016)   $(21,230,391)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
         Intrinsic value of conversion features                                --                              --         610,603
         Write off of organization costs/goodwill                              --                              --          63,020
         Extraordinary loss                                                    --                              --         189,280
         Inventory write off                                                   --                              --          29,293
         Amortization of discount on convertible notes and
           preferred stock                                                     --                              --         295,209
         Loss (Gain) on marketable securities                                  --                              --         127,928
         Loss on disposal of assets                                            --                              --           3,520
         Issuance of common stock for services                                 --                              --       6,504,726
         Issuance of Biomoda common stock and options for services             --                              --         165,000
         Issuance of notes payable for services                                --                              --          50,000
         Exchange of stock investment for services                             --         290,839              --         290,839
         Increase in excess of costs and earnings over billings
           on uncompleted contract                                             --                              --      (2,050,000)
         Increase in allowance for loss on contract                            --                              --       2,050,000
         Loss (Gain) on extinguishment of debt                                 --                              --         556,088
         Interest accrued on convertible debentures                            --                              --         309,504
         Interest earned on note receivable from stockholder and
           related parties                                                     --                              --         (17,823)
         Depreciation and amortization                                     25,268          25,268         (44,852)        688,708
         Bad debt expense                                                      --                              --          15,000
         Asset impairment                                                      --                              --         592,884
         Other non-cash expenses                                               --                              --          33,447
         Accrued interest                                                      --                              --          30,667
     Changes in operating assets and liabilities:
         Decrease (Increase) in other current assets                      (13,411)        (13,411)          3,328         (25,624)
         Decrease in inventory                                                 --                              --         (35,293)
         (Decrease) Increase in accounts payable and
           accrued expenses                                                47,306          47,306        (160,201)         73,246
                                                                     ------------    ------------    ------------    ------------

     Net cash used in operating activities                             (1,346,118)     (1,055,279)     (2,239,741)    (10,390,420)
                                                                     ------------    ------------    ------------    ------------
Cash flows from investing activities:
     Purchases of property and equipment                                   (3,780)         (3,780)             --        (521,860)
     Additions to Patent, trademark and license fee,
       net of extraordinary gain                                          (41,460)        (41,460)        (52,854)       (146,032)
     Proceeds from sale of property and equipment                              --              --          50,928          23,800
     Investment in Genomed                                                293,347           2,508        (956,343)       (897,492)
     Investment other                                                          --              --              --              --
     Investment in Biomoda, Inc.                                               --              --              --        (383,845)
     Proceeds from sale of Biomoda, Inc. stock                                 --              --              --          28,930
     Advances to Biomoda, Inc.                                                 --              --              --         (38,432)
     Advances from shareholders                                                --              --              --          14,009
     Sale of marketable securities                                             --              --              --         192,787
     Purchases of marketable securities                                        --              --         (20,302)       (645,334)
     Cash of variable entity on consolidation                                  --              --              --             155
     Decrease in certificates of deposit                                       --              --              --              --
     Increase in notes receivable                                          (3,033)         (3,033)        (28,500)        (52,612)
     Purchase of other assets                                                  --              --              --        (245,579)
                                                                     ------------    ------------    ------------    ------------

     Net cash used in investing activities                                245,074         (45,765)     (1,007,071)     (2,671,504)
                                                                     ------------    ------------    ------------    ------------

                                                                                                                     May 22, 1996
                                                                                                                      (Inception)
                                                                                                                        Through
                                                                        Original        Updated                         June 30,
                                                                          2005            2005          2004              2005
                                                                     ------------    ------------    ------------    ------------
Cash flows from financing activities:
     Principal repayments on notes payable and
        capital leases                                                         --              --              --        (269,987)
     Proceeds from notes payable                                               --              --              --         622,776
     Issuance of common stock for cash                                    714,350         693,127       1,303,250      12,016,845
     Issuance of Biomoda common stock for cash                                 --              --              --          60,000
     (Increase) decrease in note receivable stockholder                    17,212          17,212              --          11,790
     Repayment for advances from officer                                  (15,000)        (15,000)             --         (15,000)
     Proceeds from sale of treasury stock                                      --              --              --         225,419
     Purchase of treasury stock                                            (1,752)         (1,752)         (6,543)       (260,129)
     Proceeds from issuance of convertible debt                                --              --              --       1,270,965
     Principal repayments on convertible debt                             (21,223)             --        (492,820)       (395,560)
                                                                     ------------    ------------    ------------    ------------

     Net cash provided by financing activities                            693,587         693,587         803,887      13,267,119
                                                                     ------------    ------------    ------------    ------------
Net (decrease) increase in cash                                          (407,457)       (407,457)     (2,442,925)        205,195

Cash at beginning of period                                               612,652         612,652       3,964,609              --
                                                                     ------------    ------------    ------------    ------------

Cash at end of period                                                $    205,195    $    205,195    $  1,521,684    $    205,195
                                                                     ============    ============    ============    ============
Supplemental disclosure of cash flow
   information -
   Cash paid during the year for:
         Interest                                                                    $         --    $         --
                                                                                     ============    ============
         Income taxes                                                                $         --    $         --
                                                                                     ============    ============